Filed Pursuant to Rule 424(b)(5)
Registration No. 333-124153

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 4, 2005)

15,000,000 Shares

Common Stock

Puget Energy, Inc. is selling 15,000,000 shares of common stock with the related preferred share purchase rights. Our common stock is listed on the New York Stock Exchange under the symbol “PSD.” On October 26, 2005, the last sale price of the shares as reported on the New York Stock Exchange was $21.31 per share.

Investing in our common stock involves risks that are described in the “ Risk factors” section beginning on page S-6 of this prospectus supplement.

	Per Share	Total
Public offering price	$20.80	$312,000,000

Underwriting discount	$0.13	$1,950,000

Proceeds, before expenses, to Puget Energy, Inc.	$20.67	$310,050,000

We have granted the underwriters a 30-day option to purchase up to an additional 1,690,000 shares from us on the same terms and conditions as set forth above if the underwriters sell more than 15,000,000 shares of common stock in this offering

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers expects to deliver the shares to purchasers on or about November 1, 2005.

LEHMAN BROTHERS

October 26, 2005.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering. If the description of this offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in the prospectus supplement.

You should rely only on information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since those dates.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary may not contain all of the information that may be important to you. You should read the entire prospectus supplement and the accompanying prospectus carefully, including “Risk factors,” and the consolidated financial statements incorporated by reference into this prospectus supplement, before making an investment decision. Except where we state otherwise, the information we present in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement and the accompanying prospectus to “Puget Energy,” “we,” “our” and “us” refer to Puget Energy, Inc. and our subsidiaries.

Puget Energy, Inc.

Puget Energy, Inc. is an energy services holding company incorporated in the State of Washington in 1999. All of our continuing operations are conducted through our electric and gas utility subsidiary, Puget Sound Energy, Inc. Following a strategic review of our unregulated construction services subsidiary, InfrastruX Group, Inc., on February 8, 2005 our Board of Directors determined to exit the utility construction services sector. As a result, we account for InfrastruX as a discontinued operation. We have no significant assets other than the stock of our subsidiaries. Subject to limited exceptions, we are exempt from regulation as a public utility holding company pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of 1935.

Puget Sound Energy

Puget Sound Energy is a public utility engaged in the generation, transmission, distribution and sale of electric energy and the purchase, distribution, transportation and sale of natural gas. Puget Sound Energy is the largest electric and gas utility headquartered in Washington state, serving a territory covering approximately 6,000 square miles, principally in the Puget Sound region.

At June 30, 2005, Puget Sound Energy had approximately 1,011,019 electric customers, of which approximately 88% were residential customers, 11% were commercial customers and 1% were industrial, transportation and other customers. At June 30, 2005, Puget Sound Energy had approximately 682,243 gas customers, of which approximately 92% were residential customers, 7% were commercial customers and 1% were industrial and transportation customers.

Discontinued Operations

Our decision to exit the construction services business is the result of our need to invest in the core utility business to acquire or construct energy generating resources and energy delivery infrastructure. We intend to monetize our interest in InfrastruX and invest the proceeds in Puget Sound Energy. Our management believes the planned disposal meets the criteria established for recognition as a discontinued operation under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” and is accounted for as such in our consolidated financial statements.

Our Strategy

As the parent company of the largest electric and natural gas utility headquartered in the State of Washington, we are primarily engaged in the business of electric transmission, distribution and generation and natural gas transmission and distribution. Our business strategy is to generate stable earnings and cash flow by focusing primarily on our regulated utility business. The key elements of our business strategy include:

•	Focus on regulated utility business: We intend to continue to focus on our core electric and natural gas transmission and distribution utility business, offering reliable electric and gas service at a fair value to our customers.

•	Add electric generation and delivery infrastructure to meet customer needs: Ensuring reliable, low-cost energy supply is one of our highest priorities. As regional demand for energy continues to grow, Puget Sound Energy’s committed power supply resources will not be adequate to meet anticipated demand, especially as existing long-term power purchase contracts begin to expire. Accordingly, we are continually seeking new electric power resource generation and long term purchase power agreements to meet load requirements and ensure stable cost-based energy supply within Puget Sound Energy’s service territory. During 2005, we took the following strides towards achieving this goal:

•	In March 2005, Puget Sound Energy completed the acquisition of the Hopkins Ridge Wind Project in southeastern Washington state and issued its contractor a notice-to-proceed with construction. Upon completion, which is expected to occur by the end of 2005, the Hopkins Ridge project is expected to generate up to 150 Megawatts of capacity or 52 average Megawatts.

•	In September 2005, Puget Sound Energy completed the acquisition of the Wild Horse Wind Project in central Washington state and issued its contractor a notice-to-proceed with construction. Upon completion, which is expected to occur by the end of 2006, the White Horse project is expected to generate up to 229 Megawatts of capacity or 77 average Megawatts.

•	Improve financial strength to fund energy infrastructure and manage energy portfolio: We intend to focus on the regulated utility business to improve our credit quality and liquidity and to provide predictable earnings to attract investors.

•	Provide attractive returns to our shareholders through earnings growth and dividends: Generate return and attract equity capital through growth in our earnings and dividends.

•	Grow Puget Sound Energy earnings: Puget Sound Energy earnings will grow through rebuilding common equity and increasing ratebase by adding generating and delivery resources where needed with timely cost recovery. We have been able and will again through this offering be able to invest additional capital in Puget Sound Energy through the sale of our common stock.

THE OFFERING

Issuer	Puget Energy, Inc.
10885 NE 4th Street, Suite 1200
Bellevue, Washington 98004-5591
Telephone: (425) 454-6363

Common stock offered	15,000,000 shares

Approximate number of shares of common stock to be outstanding after this offering	115,467,398 shares

New York Stock Exchange Symbol	PSD

Current indicated annual dividend rate	$1.00 per share, paid quarterly

Use of proceeds

We estimate that our net proceeds from this offering, without exercise of the over-allotment option, will be approximately $310,050,000. These proceeds will be invested in Puget Sound Energy. Puget Sound Energy will use the proceeds to repay a portion of its outstanding short-term debt which was incurred to fund its capital expenditures program and for general corporate purposes.

Risk factors

See “Risk factors” on page S-6 and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

The number of shares of our common stock to be outstanding after this offering is based on the number of shares of common stock outstanding as of October 21, 2005.

The number of shares outstanding after this offering assumes no exercise by the underwriters of their option to purchase additional shares. If the underwriters exercise their over-full, we will issue and sell an additional 1,690,000 shares and will receive additional proceeds before expenses of $34,932,300.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statement of operations data set forth below for the years ended December 31, 2002, 2003 and 2004 as well as the selected consolidated balance sheet data set forth below as of December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements, which are incorporated by reference into this prospectus supplement. The selected consolidated statement of operations data set forth below for the six-month periods ended June 30, 2004 and June 30, 2005 and the selected consolidated balance sheet data as of June 30, 2005 are derived from our unaudited interim consolidated financial statements, which are incorporated by reference into this prospectus supplement and have been prepared on the same basis as the audited consolidated financial statements and, in management’s opinion, contain all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial position at that date and the results of operations for those periods. Operating results for the six-month periods are not necessarily indicative of our results for the full year. The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes in our annual report on Form 10-K for the year ended December 31, 2004, and our quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2005 and June 30, 2005, which reports are incorporated by reference into this prospectus supplement.

	Years Ended December 31,			Six Months Ended June 30,
	2002	2003(1)	2004	2004	2005
	(in thousands except per share data)			(unaudited)
Operations Data:
Operating revenue (2)	$2,315,181	$2,382,803	$2,568,813	$1,091,837	$1,251,767
Operating income	309,669	305,175	216,751	139,317	162,453
Income before cumulative effect of accounting change	110,052	116,366	55,022	57,025	84,062
Net income from continuing operations	110,052	116,197	55,022	57,025	84,062
Basic earnings per common share from continuing operations	1.24	1.23	0.55	0.57	0.84
Diluted earnings per common share from continuing operations	1.24	1.22	0.55	0.57	0.83
Dividends per common share	1.21	1.00	1.00	0.50	0.50
Book value per common share	16.27	16.71	16.25	16.88	16.58

Balance Sheet Data:
Total assets at period-end	$5,772,133	$5,699,002	$5,833,369	$5,677,518	$6,103,150
Short-term debt, including current maturities	102,340	260,722	31,000	112,464	236,623
Long-term debt, excluding current maturities	2,021,832	1,969,489	2,069,360	2,105,272	2,073,360
Preferred stock subject to mandatory redemption	43,162	1,889	1,889	1,889	1,889
Corporation obligated, mandatorily redeemable preferred securities of subsidiary trust holding solely junior subordinated debentures of the corporation	300,000	—	—	—	—
Junior subordinated debentures of the corporation payable to a subsidiary trust holding mandatorily redeemable preferred securities	—	280,250	280,250	280,250	237,750
Common Shareholder’s Equity	1,426,121	1,655,046	1,622,276	1,679,167	1,622,812
Total Capitalization	3,851,115	3,906,674	3,973,775	4,066,578	3,975,811

(1)	In 2003, FASB issued Interpretation No. 46 (FIN 46) which required the consolidation of Puget Sound Energy’s 1995 Conservation Trust Transaction. As a result, revenues and expense increased $5.7 million with no effect on net income, and assets and liabilities increased $4.2 million in 2003. FIN 46 also required deconsolidation of Puget Sound Energy’s trust preferred securities that are now classified as junior subordinated debt. This deconsolidation has no impact on assets, liabilities, receivables or earnings for 2003.
(2)	Operating Electric Revenues and Purchased Electricity expenses in 2003 and 2002 were revised as a result of implementing Emerging Issues Task Force Issue No. 03-11, “Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB No. 133 and Not ‘Held for Trading Purposes’ as Defined in Issue No. 02-03” (EITF No. 03-11), which became effective on January 1, 2004. Operating Electric Revenues and Purchased Electricity expense for Puget Energy and Puget Sound Energy were reduced by $108.7 million and $77.1 million in 2003 and 2002, respectively, with no effect on net income.

RISK FACTORS

You should carefully consider the risk factors described below, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer. In that event, the trading price of our common stock could decline, and you could lose all or part of your investment in our common stock.

Risks Relating to Our Utility Business

The actions of regulators can significantly affect our earnings, liquidity and business activities and are largely outside our control.

The rates that Puget Sound Energy is allowed to charge for its services is the single most important item influencing our financial position, results of operations and liquidity. Puget Sound Energy is highly regulated and the regulation of the rates that it charges its customers is determined by the Washington Utilities and Transportation Commission (WUTC).

Puget Sound Energy is also subject to the regulatory authority of the WUTC with respect to accounting, the issuance of securities and certain other matters, and of the Federal Energy Regulatory Commission (FERC) with respect to the transmission of electric energy, the resale of electric energy at wholesale, accounting and certain other matters. Policies and regulatory actions by these regulators could have a material impact on our financial position, results of operations and liquidity. These policies and regulatory actions relate to:

•	allowed rates of return;

•	financings;

•	industry and rate structures;

•	transmission and generation business structures within Puget Sound Energy;

•	acquisition and disposal of assets and facilities;

•	operation, maintenance and construction of generation facilities;

•	the licensing process with respect to Puget Sound Energy’s hydroelectric generation facilities and gas storage facilities;

•	operation of distribution and transmission facilities;

•	recovery of capital investments, including investments in new generation facilities, power and gas costs and regulatory assets; and

•	present and prospective wholesale and retail competition.

Puget Sound Energy’s recovery of costs is subject to regulatory review and its operating income may be adversely affected if its costs are disallowed or recovery is delayed.

The WUTC determines the rates Puget Sound Energy may charge to its retail customers based on a normalized cost of producing power. If in a specific year Puget Sound Energy’s costs are higher than normal, rates will not be sufficient to permit us to earn its allowed return, or to cover our costs and recovery will be deferred until subsequent ratemaking proceedings. For example, the recent increase in wholesale energy prices may result in an underrecovery of Puget Sound Energy’s costs. In addition, the WUTC decides what level of expense and investment is necessary, reasonable and prudent in providing service. If the WUTC decides that part of Puget Sound Energy’s costs do not meet its standard, those costs may be disallowed entirely and not recovered in rates. For these reasons, the rates authorized by the WUTC may not be sufficient to earn the allowed return or recover the costs incurred by Puget Sound Energy in a given period.

The mechanism by which variations in Puget Sound Energy’s power costs are apportioned between it and its customers will change in 2006, at which time Puget Sound Energy could experience a significant increase in expenses.

Puget Sound Energy has a power cost adjustment (PCA) mechanism that triggers if its costs to provide customers’ electricity falls outside certain bands from a normalized level of power costs. Puget Sound Energy’s exposure due to power cost variations over the four-year period ending June 30, 2006 is limited to $40 million plus 1% of the excess costs. After June 30, 2006, Puget Sound Energy’s share of power cost variations will be apportioned on an annual basis whereby increases or decreases in power costs will be apportioned between Puget Sound Energy and its customers on a graduated scale described in our Annual Report on Form 10-K for the year ended December 31, 2004. Although Puget Sound Energy is required by the WUTC to make a power cost only rate case or general tariff filing by February 28, 2006 to reset the power cost baseline rates effective July 1, 2006, it is possible that Puget Sound Energy could experience higher expenses associated with excess power under the apportionment arrangement once the cumulative $40 million cap expires.

Puget Sound Energy may be unable to acquire energy supply resources to meet projected customer needs or may fail to successfully integrate such acquisitions.

Puget Sound Energy projects that future energy needs will exceed current purchased and company-controlled power resources. As part of Puget Sound Energy’s business strategy it plans to acquire additional electric generation and delivery infrastructure to meet customer needs. If Puget Sound Energy cannot acquire further additional energy supply resources at a reasonable cost, it may be required to purchase additional power in the open market at a cost that could significantly increase its expenses and reduce earnings and cash flows. Additionally, Puget Sound Energy may not be able to timely recover all, if any, of those increased expenses through ratemaking.

While Puget Sound Energy expects to identify the benefits of new energy supply resources prior to their acquisition and integration, it may not be able to achieve the expected benefits of such energy supply sources due to, among other things:

•	delays or difficulties in completing the integration of the acquired energy source;

•	higher than anticipated costs or a need to allocate resources to manage unexpected operating difficulties; and

•	reliance on inaccurate assumptions in evaluating the expected benefits.

Puget Sound Energy’s cash flow and earnings could be adversely affected due to potential high prices and volatile markets for purchased power, increased customer demand for energy, recurrence of low availability of hydroelectric resources, outages of its generating facilities or a failure to deliver on the part of its suppliers.

The utility business involves many operating risks. If Puget Sound Energy’s operating expenses, including the cost of purchased power and natural gas, significantly exceed the levels recovered from retail customers for an extended period of time, its cash flow and earnings would be negatively affected. Factors which could cause purchased power and gas costs to be higher than anticipated include, but are not limited to, high prices in

Western wholesale markets during periods when Puget Sound Energy has insufficient energy resources to meet its load requirements and/or high volumes of energy purchased in wholesale markets at prices above the amount recovered in retail rates due to:

•	increases in demand due, for example, either to weather or customer growth;

•	below normal energy generated by our hydroelectric resources due to low streamflow conditions;

•	extended outages of any of our generating facilities or the transmission lines that deliver energy to load centers;

•	failure to perform on the part of any party from which we purchase capacity or energy; and

•	the effects of large-scale natural disasters, such as the hurricanes recently experienced in the southern United States.

Puget Sound Energy’s electric generating facilities are subject to operational risks that could result in unscheduled plant outages, unanticipated operation and maintenance expenses and increased power purchase costs.

Puget Sound Energy owns and operates coal, gas-fired, hydro, wind-powered and oil-fired generating facilities. Operation of electric generating facilities involves risks that can adversely affect energy output and efficiency levels. Included among these risks are:

•	increased prices for fuel and fuel transportation as existing contracts expire;

•	facility shutdowns due to a breakdown or failure of equipment or processes or interruptions in fuel supply;

•	disruptions in the delivery of fuel and lack of adequate inventories;

•	labor disputes;

•	inability to comply with regulatory or permit requirements;

•	disruptions in the delivery of electricity;

•	operator error; and

•	catastrophic events such as fires, explosions, floods or other similar occurrences affecting the electric generating facilities.

Puget Sound Energy is subject to the commodity price and credit risks associated with the energy markets.

In connection with matching loads and resources, Puget Sound Energy engages in wholesale sales and purchases of electric capacity and energy, and, accordingly, is subject to commodity price risk, credit risk and other risks associated with these activities. Credit risk includes the risk that counterparties owing us money or energy will breach their obligations. Should the counterparties to these arrangements fail to perform, we may be forced to enter into alternative arrangements. In that event, our financial results could be adversely affected and we could incur losses. Although our models take into account the expected probability of default by counterparties, our actual exposure to a default by a particular counterparty could be greater than the models predict.

To lower its financial exposure related to commodity price fluctuations, Puget Sound Energy may use forward delivery agreements, swaps and option contracts to hedge commodity price risk. However, we do not always cover the entire exposure of our assets or our positions to market price volatility and the coverage will vary over time. To the extent Puget Sound Energy has unhedged positions or its hedging procedures do not work as planned, fluctuating commodity prices could adversely impact its results of operations.

Conditions that may be imposed in connection with hydroelectric license renewals may require large capital expenditures and reduce earnings and cash flows.

Puget Sound Energy is in the process of renewing the federal licenses for its Baker River and Snoqualmie River hydroelectric projects. The relicensing process is a political and public regulatory process that involves sensitive resource issues. We cannot predict with certainty the conditions that may be imposed during the relicensing process, the economic impact of those requirements, whether new licenses will ultimately be issued or whether Puget Sound Energy will be willing to meet the relicensing requirements to continue operating these hydroelectric projects.

Costs of compliance with environmental and endangered species laws are significant and the cost of compliance with new environmental or endangered species laws and the incurrence of environmental liabilities could adversely affect our results of operations.

Puget Sound Energy’s operations are subject to extensive federal, state and local regulation relating to environmental and endangered species protection. To comply with these legal requirements, Puget Sound Energy must spend significant sums on environmental and endangered species monitoring, pollution control equipment and emission fees. New environmental and endangered species laws and regulations affecting Puget Sound Energy’s operations may be adopted, and new interpretations of existing laws and regulations could be adopted or become applicable to Puget Sound Energy or its facilities, which may substantially increase environmental and endangered species expenditures made by it in the future. In addition, Puget Sound Energy may not be able to recover all of its costs for environmental expenditures through electric and natural gas rates at current levels in the future.

Puget Sound Energy has an ownership interest in coal-fired, steam-electric generating plants at Colstrip, Montana, and owns combustion turbine units, which are fueled by natural gas or oil. These facilities are subject to the federal Clean Air Act Amendments of 1990 and, although the facilities currently meet emission requirements, there is no assurance that in the future environmental regulations affecting sulfur dioxide, carbon monoxide, particulate matter or nitrogen oxide emissions may not be further restricted, or that restrictions on greenhouse gas emissions, such as carbon dioxide, or other combustion byproducts such as mercury may not be imposed. New federal, state and local regulations regarding air quality and emissions, or revisions or reinterpretations of existing regulations, may be adopted or become applicable to us or our facilities. Compliance with these or other future regulations could require significant capital expenditures by Puget Sound Energy and adversely affect Puget Sound Energy’s financial position, results of operations, cash flows and liquidity.

With respect to endangered species laws, the listing or proposed listing of several species of salmon in the Pacific Northwest is causing a number of changes to the operations of hydroelectric generating facilities on Pacific Northwest rivers, including the Columbia River. These changes could reduce the amount, and increase the cost, of power generated by hydroelectric plants owned by Puget Sound Energy or in which Puget Sound Energy has an interest, and increase the cost of the permitting process for these facilities.

Under current law, we are also generally responsible for any on-site liabilities associated with the environmental condition of the facilities that we have previously owned or operated, regardless of whether the liabilities arose before, during or after the time we owned or operated the facilities. The incurrence of a material environmental liability or the new regulations governing such liability could result in substantial future costs and have a material adverse effect on our results of operations and financial condition.

Puget Sound Energy’s business is dependent on its ability to successfully access capital markets.

Puget Sound Energy relies on access to both short-term money markets and longer-term capital markets as a source of liquidity for its utility construction program and other capital expenditure requirements not satisfied by cash flow from its operations. If we are unable to access capital at competitive rates, our ability to pursue improvements or acquisitions, including of generating capacity, that we may rely on for future growth, and to otherwise implement our strategy, could be adversely affected.

Certain market disruptions or a downgrade of our credit rating, or the credit ratings of our subsidiaries, may increase our cost of borrowing or adversely affect our ability to access one or more financial markets. In addition to further economic downturns and the overall health of the utility industry, such disruptions could include:

•	the bankruptcy of an unrelated energy company;

•	capital market conditions generally;

•	market prices for electricity and natural gas; or

•	terrorist attacks or threatened attacks.

A downgrade in Puget Energy’s or Puget Sound Energy’s credit rating could negatively affect our ability to access capital.

Standard and Poor’s and Moody’s Investor Services rate Puget Sound Energy’s senior secured debt at “BBB” with a stable outlook and “Baa2” with a stable outlook, respectively. Although we are not aware of any current plans of S&P or Moody’s to lower their respective ratings on Puget Energy’s or Puget Sound Energy’s debt, we cannot assure you that such credit ratings will not be downgraded.

Although neither Puget Energy nor Puget Sound Energy has any rating downgrade triggers that would accelerate the maturity dates of outstanding debt, a downgrade in the companies’ credit ratings could adversely affect their ability to renew existing, or obtain access to new, credit facilities and could increase the cost of such facilities. For example, under Puget Sound Energy’s revolving credit facility, the spreads over the index and commitment fee increase as Puget Sound Energy’s corporate credit ratings decline. A downgrade in commercial paper ratings could preclude Puget Sound Energy’s ability to issue commercial paper under its current programs.

Any downgrade below investment grade of Puget Sound Energy’s senior secured debt could allow counterparties in the wholesale electric, wholesale gas and financial derivative markets to require Puget Sound Energy to post a letter of credit or other collateral, make cash prepayments, obtain a guarantee agreement or provide other mutually agreeable security.

Our operating results fluctuate on a seasonal and quarterly basis.

Puget Sound Energy’s business is seasonal and weather patterns can have a material impact on its operating performance. Because natural gas is heavily used for residential and commercial heating, demand depends heavily on weather patterns in Puget Sound Energy’s service territory, and a significant amount of natural gas revenues are recognized in the first and fourth quarters related to the heating season. However, the recent increase in the price of natural gas may result in decreased customer demand, despite normal or lower than normal temperatures. Demand for electricity is also greater in the winter months associated with heating. Accordingly, Puget Sound Energy’s operations have historically generated less revenues and income when weather conditions are milder in the winter. In the event that we experience unusually mild winters, our results of operations and financial condition could be adversely affected.

We may be adversely affected by legal proceedings arising out of the electricity supply situation in the Western power markets, which could result in refunds or other liabilities.

Puget Energy and/or Puget Sound Energy are involved in a number of legal proceedings and complaints with respect to power markets in the western United States. Most of these proceedings relate to the significant increase in the spot market price of energy in western power markets in 2000 and 2001, which allegedly contributed to or caused unjust and unreasonable prices and allegedly may have been the result of manipulations by certain other parties. These proceedings include, but are not limited to, refund proceedings and hearings in California and the Pacific Northwest and complaints and cross-complaints filed by various parties with respect to alleged misconduct by other parties in western power markets. Detailed descriptions of these proceedings can be found in our Annual Report on Form 10-K for the year ended December 31, 2004 and our Quarterly Reports on

Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005. Litigation is subject to numerous uncertainties and we are unable to predict the ultimate outcome of these matters. Accordingly, there can be no guarantee that these proceedings, either individually or in the aggregate, will not materially and adversely affect our financial condition, results of operations or liquidity.

Risks relating to disposition of discontinued operations

Until it is sold, we may be required to reduce the carrying value of our InfrastruX ownership interest, which could have a negative effect on our financial position.

Our plan to dispose of our interest in InfrastruX meets the criteria established for recognition of InfrastruX as a discontinued operation under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” and is accounted for as such in our consolidated financial statements in 2005. Pursuant to SFAS No. 144, we are required to re-assess the carrying value of our investment in InfrastruX at the end of each fiscal quarter and the carrying value could be significantly reduced in future periods due to a deterioration in InfrastruX’s financial performance or market conditions in the utility construction services sector generally. InfrastruX’s operations may be affected by various factors, including:

•	the inability to generate internal growth, which could be affected by, among other factors, InfrastruX’s ability to maintain current key customer relationships, expand the range of services offered to customers, attract new customers, increase the number of projects performed for existing customers, hire and retain employees and open additional facilities;

•	the effect of competition in the industry in which InfrastruX competes, including from competitors that may have greater resources than InfrastruX, which may enable them to develop expertise, experience and resources to provide services that are superior in quality or lower in price;

•	the extent to which existing electric power and gas companies or prospective customers will continue to outsource services in the future, which may be impacted by, among other things, regional and general economic conditions in the markets InfrastruX serves;

•	delinquencies, including those associated with the financial conditions of InfrastruX’s customers;

•	the impact of any goodwill impairments on the results of operations of InfrastruX arising from its acquisitions;

•	the impact of adverse weather conditions that negatively affect operating conditions and results;

•	the ability to obtain adequate bonding coverage and the cost of such bonding; and

•	the perception of risk associated with its business due to a challenging business environment.

We may be unable to complete the sale of our interest in InfrastruX on reasonable terms.

If we are unable to complete the sale of InfrastruX or obtain the proceeds that we currently expect from such sale we may need to record additional charges with respect to our investment.

Puget Energy’s liquidity and financial condition could be adversely impacted if InfrastruX is unable to satisfy its obligations under its revolving credit facility.

In May 2004, InfrastruX secured a three-year credit agreement with several banks to provide up to $150 million in financing. Puget Energy is the guarantor of this line of credit. Outstanding borrowings under the facility were $131 million at June 30, 2005.

If InfrastruX is unable to generate cash flow from operations or to access other financing sources in an amount sufficient to service its obligations under the credit agreement, Puget Energy, as the guarantor, may be required to satisfy these obligations. Currently, Puget Energy does not have a liquidity facility in place to support its guarantor obligations, and there can be no assurance that such a facility could be obtained on favorable terms, if at all. In the event Puget Energy is required, as guarantor, to repay amounts owed under the credit agreement, its liquidity and access to capital could be negatively impacted.

Risks relating to our corporate structure

As a holding company, we are subject to restrictions on our ability to pay dividends.

As a holding company with no significant operations of our own, the primary source of funds for the payment of dividends to our shareholders is dividends Puget Sound Energy pays to us. Puget Sound Energy is a separate and distinct legal entity and has no obligation to pay any amounts to us, whether by dividends, loans or other payments. The ability of Puget Sound Energy to pay dividends or make distributions to us, and accordingly, our ability to pay dividends on our common stock, will depend on its earnings, capital requirements and general financial condition. If we do not receive adequate distributions from Puget Sound Energy, then we may not be able to make or may have to reduce dividend payments on our common stock.

Puget Sound Energy’s payment of common stock dividends to us is restricted by provisions of covenants applicable to its preferred stock and long-term debt contained in its articles of incorporation and electric and gas mortgage indentures. Under the most restrictive covenants, earnings reinvested in the business unrestricted as to the payment of cash dividends were approximately $313,674,689 at June 30, 2005. Our board of directors reviews our dividend policy periodically in light of the factors referred to above, and we cannot assure you of the amount of dividends, if any, that may be paid in the future.

Future sales of our common stock on the public market could lower our stock price.

We may sell additional shares of common stock in subsequent public offerings, through our stock purchase and dividend reinvestment plan or through common stock offering programs which we have entered into with two financial institutions. We cannot predict the size of future issuances of our common stock, or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect the prevailing market price of our common stock.

The market price for our common stock is uncertain and may fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for them. We cannot predict whether the market price of our common stock will rise or fall. Numerous factors influence the trading price of our common stock. These factors may include changes in our financial condition, results of operations and prospects, legal and administrative proceedings and political, economic, financial and other factors that can affect the capital markets generally, the stock exchanges on which our common stock is traded and our business segments.

Certain provisions of law, as well as provisions in our restated articles of incorporation, bylaws and shareholders rights plan, may make it more difficult for others to obtain control of us, even though some shareholders might consider this favorable.

We are a Washington corporation and certain anti-takeover provisions of Washington law apply to us and create various impediments to the acquisition of control of us or to the consummation of certain business combinations with us. In addition, our restated articles of incorporation, bylaws and shareholders rights plan contain provisions which may make it more difficult to remove incumbent directors or effect certain business combinations with us without the approval of our board of directors. These provisions are described in the accompanying prospectus under the heading “Description of Capital Stock.” These provisions of law and of our corporate documents, individually or in the aggregate, could discourage a future takeover attempt which individual shareholders might deem to be in their best interests or in which shareholders would receive a premium for their shares over current prices.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the documents incorporated by reference into this prospectus supplement and the accompanying prospectus contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. This act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary language statements identifying important factors that could cause actual results to differ from the projected results. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should” or “will” or the negative of such terms or other comparable terminology. Forward-looking statements provide our current expectations or forecasts of future events.

Any or all of our forward-looking statements in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference herein or therein, and in any other public statements we make may turn out to be wrong. Forward-looking statements reflect our current expectations and are inherently uncertain. Inaccurate assumptions we might make and known or unknown risks and uncertainties can affect the accuracy of our forward-looking statements. Consequently, no forward-looking statement can be guaranteed and our actual results may differ materially. Some important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include those described under the heading “Risk factors” in this prospectus supplement and the following:

•	governmental policies and regulatory actions, including those of the Federal Energy Regulatory Commission (FERC) and the Washington Utilities and Transportation Commission (Washington Commission), with respect to allowed rates of return, cost recovery, industry and rate structures, transmission and generation business structures within Puget Sound Energy, acquisition and disposal of assets and facilities, operation, maintenance and construction of electric generating facilities, operation of distribution and transmission facilities (gas and electric), licensing of hydroelectric operations and gas storage facilities, recovery of other capital investments, recovery of power and gas costs, recovery of regulatory assets, and present or prospective wholesale and retail competition;

•	air quality regulatory requirements at the federal, state and local government levels may impact Puget Sound Energy’s generation and costs as climate change has made emissions management complex as efforts are being made to further reduce emissions from all utilities. Much proposed legislation and new regulation remain unsettled or unresolved, including climate change legislation, the Clear Skies Initiative and the recently promulgated Clean Air Mercury and Interstate Rules. As a result, uncertainty with respect to renewable energy mandates, potential Green House Gas regulation and new limits on emissions could impact Puget Sound Energy and others;

•	natural disasters, such as hurricanes, which can cause temporary supply disruptions, and/or price spikes in the cost of fuel and raw materials;

•	commodity price risks associated with procuring natural gas and power in wholesale markets to serve customer loads;

•	wholesale market disruption, which may result in a deterioration of market liquidity, increase the risk of counterparty default, affect the regulatory and legislative process in unpredictable ways, negatively affect wholesale energy prices and/or impede Puget Sound Energy’s ability to manage its energy portfolio risks and procure energy supply, affect the availability and access to capital and credit markets and/or impact delivery of energy to Puget Sound Energy form its suppliers;

•	the effect of wholesale market structures (including, but not limited to, regional market designs such as Grid West or Transmission Improvement Groups, or other federal initiatives);

•	Puget Sound Energy electric or gas distribution system failure, which may impact Puget Sound Energy’s ability to deliver energy supply to its customers;

•	weather, which can have a potentially serious impact on Puget Sound Energy’s revenues and/or impact its ability to procure adequate supplies of gas, fuel or purchased power to serve its customers and on the cost of procuring such supplies;

•	variable hydroelectric conditions, which can impact streamflow and Puget Sound Energy’s ability to generate electricity from hydroelectric facilities;

•	plant outages, which can have an adverse impact on Puget Sound Energy’s expenses with respect to repair costs, added costs to replace energy or higher costs associated with dispatching a more expensive resource;

•	the ability of gas or electric plant to operate as intended;

•	the ability to renew contracts for electric and gas supply and the price of renewal;

•	blackouts or large curtailments of transmission systems, whether Puget Sound Energy’s or others’, which can affect Puget Sound Energy’s ability to deliver load to its customers;

•	the ability to restart generation following a regional transmission disruption;

•	failure of the interstate gas pipeline delivering to Puget Sound Energy’s system, which may impact Puget Sound Energy’s ability to adequately deliver gas supply to its customers;

•	the ability to relicense FERC hydroelectric projects at a cost-effective level;

•	the amount of collection, if any, of Puget Sound Energy’s receivables from the CAISO and other parties, and the amount of refunds found to be due from Puget Sound Energy to the CAISO or other parties;

•	industrial, commercial and residential growth and demographic patterns in the service territories of Puget Sound Energy;

•	general economic conditions in the Pacific Northwest, which might impact customer consumption or affect Puget Sound Energy’s accounts receivable;

•	the loss of significant customers or changes in the business of significant customers, which may result in changes in demand for Puget Sound Energy’s services;

•	the impact of acts of terrorism or similar significant events;

•	our ability, and Puget Sound Energy’s ability, to access the capital markets to support requirements for working capital, construction costs and the repayment of maturing debt;

•	capital market conditions, including changes in the availability of capital or interest rate fluctuations;

•	changes in our credit ratings or the credit ratings of Puget Sound Energy which may have an adverse impact on the availability and cost of capital for us and Puget Sound Energy;

•	legal and regulatory proceedings;

•	the ability to recover changes in enacted federal, state or local tax laws through revenue in a timely manner;

•	changes in, adoption of and compliance with laws and regulations including environmental and endangered species laws, regulations, decisions and policies concerning the environment, natural resources, and fish and wildlife;

•	employee workforce factors, including strikes, work stoppages, availability of qualified employees or the loss of a key executive;

•	the ability to obtain and keep patent or other intellectual property rights to generate revenue;

•	the ability to obtain adequate insurance coverage and the cost of such insurance;

•	the impacts of natural disasters such as earthquakes, hurricanes, floods, fires or landslides; and

•	the ability to maintain effective internal controls over financial reporting.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as the section entitled “Risk factors.”

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $309,750,000 ($344,682,300 million if the underwriters exercise their option to purchase additional shares in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to invest the net proceeds from the sale of our common stock in Puget Sound Energy. Puget Sound Energy will use the proceeds to repay a portion of its outstanding short-term debt which was incurred to fund its capital expenditures program and for general corporate purposes. As of June 30, 2005, Puget Sound Energy had $159,623,000 in outstanding short-term debt (excluding current maturities of long-term debt). During the quarter ended June 30, 2005, the weighted average borrowing rate of our short-term debt (excluding current maturities of long-term debt) was 3.26%.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND POLICY

Our common stock trades on the New York Stock Exchange under the symbol “PSD.” The following table sets forth, for the periods indicated, the high and low closing sale prices per share of our common stock as reported on the New York Stock Exchange and dividends paid.

	Price Range		Quarterly Cash Dividends
	High	Low
Year Ended December 31, 2003
First Quarter	$23.00	$18.10	$0.25
Second Quarter	24.40	20.78	0.25
Third Quarter	24.17	21.02	0.25
Fourth Quarter	23.99	22.14	0.25

Year Ended December 31, 2004
First Quarter	$23.92	$21.59	$0.25
Second Quarter	22.88	20.51	0.25
Third Quarter	23.00	21.05	0.25
Fourth Quarter	24.81	22.27	0.25

Year Ending December 31, 2005
First Quarter	$24.60	$21.30	$0.25
Second Quarter	23.56	20.73	0.25
Third Quarter	24.36	22.05	0.25
Fourth Quarter (through October 26, 2005)	23.70	20.71	0.25	(1)

(1)	Reflects the dividend payable on November 15, 2005 to shareholders of record on October 18, 2005.

On October 26, 2005, the closing sale price of our common stock as quoted on the New York Stock Exchange was $21.31 per share. As of June 30, 2005, there were approximately 39,439 holders of record of our common stock.

Our primary source of funds for the payment of dividends to our shareholders is dividends paid to us by Puget Sound Energy. Puget Sound Energy’s payment of common stock dividends to us is restricted by provisions of covenants applicable to its preferred stock and long-term debt contained in Puget Sound Energy’s articles of incorporation and electric and gas mortgage indentures. Under the most restrictive covenants, earnings reinvested in the business unrestricted as to the payment of cash dividends were approximately $313,674,689 at June 30, 2005.

We have a Stock Purchase and Dividend Reinvestment Plan. Under this plan, our shareholders may automatically reinvest common stock cash dividends in shares of our common stock at market prices. In addition, investors and existing shareholders may make optional cash purchases of common stock at market prices in amounts up to $10,000 per month.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2005:

•	on an actual basis; and

•	on an unaudited adjusted basis to reflect the sale of the 15,000,000 shares of common stock offered by us at a public offering price of $20.80 per share, less underwriting discounts and commissions and estimated offering expenses payable by us.

This table should be read together with our historical financial statements incorporated by reference into this prospectus supplement and the accompanying prospectus.

	At June 30, 2005
	Actual	As Adjusted
	(in thousands) (unaudited)
Short-term debt	$159,623	$0
Current maturities of long-term debt	77,000	77,000

Capitalization:
Long-term debt (excluding current maturities)	2,073,360	2,073,360
Company-obligated mandatorily redeemable preferred securities	237,750	237,750
Preferred stock subject to mandatory redemption	1,889	1,884
Common equity	1,662,812	1,972,862
Total short-term debt and capitalization	$4,212,434	$4,362,861

UNDERWRITING

Under the terms of an underwriting agreement, which we will file as an exhibit to our current report on Form 8-K and incorporate by reference in this prospectus supplement and the accompanying prospectus, Lehman Brothers Inc., as the underwriter in this offering, has agreed to purchase from us 15,000,000 shares of common stock.

The underwriting agreement provides that the underwriter’s obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the shares of common stock offered hereby, if any of the shares are purchased;

•	the representations and warranties made by us to the underwriter are true;

•	there is no material change in the financial markets; and

•	we deliver customary closing documents to the underwriter.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriter. The underwriting fee is the difference between the initial price to the public and the amount the underwriter pays to us for the shares.

Per share	$0.13
Total	$1,950,000

The underwriter has advised us that it proposes to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, which may include the underwriter, at such offering price less a selling concession not in excess of $0.05 per share. After the offering, the underwriter may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be $300,000 (exclusive of underwriting discounts and commissions).

Lock-Up Agreement

We have agreed that, without the prior written consent of Lehman Brothers Inc., we will not, subject to some exceptions, directly or indirectly, offer, pledge, announce the intention to sell, sell, contract to sell, sell an option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any common stock or any securities that may be converted into or exchanged for any common stock, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, make any demand for or exercise any right or file or cause to be filed a registration statement with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities or publicly disclose the intention to do any of the foregoing for a period of 90 days from the date of this prospectus supplement other than permitted transfers.

The 90-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 90-day restricted period we issue an earnings release or announce material news or a material event; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period;

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Lehman Brothers Inc., in its sole discretion, may release the common stock and other securities subject the to lock-up agreement described above in whole or in part at any time with or without notice. When determining whether or not to release the common stock and other securities from lock-up agreements, Lehman Brothers Inc. will consider, among other factors, our reasons for requesting the release, the number of shares of common stock or other securities for which the release is being requested and market conditions at the time.

Indemnification

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make for these liabilities.

Stabilization and Short Positions

The underwriter may engage in stabilizing transactions, covering transactions or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover short positions.

These stabilizing transactions and covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriter make representation that the underwriter will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriter or by its affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriter may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriter on the same basis as other allocations.

Other than the prospectus in electronic format, the information on the underwriter’s website and any information contained in any other website maintained by the underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter and should not be relied upon by investors.

Stamp Taxes

If you purchase shares of common stock offered in the prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of the prospectus.

Relationships

From time to time, Lehman Brothers Inc. and its affiliates have, directly or indirectly, provided investment and commercial banking or financial advisory services to us and our its affiliates, including acting as a lender under our credit facility and as a dealer under our commercial paper program, for which they have received customary fees and commissions, and expect to provide these services to us and others in the future, for which they expect to receive customary fees and commissions. We have also entered into an interest rate hedging transaction with Lehman Brothers Special Financing, Inc., an affiliate of Lehman Brothers Inc.

LEGAL MATTERS

The validity of the common stock and certain matters relating thereto will be passed upon, on behalf of Puget Energy, Inc., by Perkins Coie LLP, Seattle, Washington. Certain legal matters will be passed upon on behalf of the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. From time to time Skadden, Arps, Slate, Meagher & Flom LLP provides legal services to Puget Energy and Puget Sound Energy.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K of Puget Energy for the year ended December 31, 2004 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the Securities and Exchange Commission. These SEC filings are available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

In connection with this offering, we have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933. As permitted by SEC rules, this prospectus supplement and the accompanying prospectus omit certain information included in the registration statement. For a more complete understanding of the securities we may offer, you should refer to the registration statement, including its exhibits.

The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information we file or furnish separately with it, which means we may disclose important information by referring you to those other documents. The information we incorporate by reference is considered to be part of this prospectus supplement and the accompanying prospectus, except for any information superseded by information in this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus incorporate by reference the documents set forth below that we have filed or furnished previously with the SEC. These documents contain important information about Puget Energy and its finances.

SEC Filing Number (File No. 1-6305)	Period/Date
• Annual Report on Form 10-K	Year Ended December 31, 2004

• Quarterly Reports on Form 10-Q	Quarter ended March 31, 2005
Quarter ended June 30, 2005
Quarter ended September 30, 2005

• Current Reports on Form 8-K	Filed February 2, 2005
Filed February 9, 2005
Filed March 29, 2005
Filed April 19, 2005
Filed May 13, 2005
Filed May 19, 2005
Filed May 25, 2005
Furnished September 1, 2005
Furnished October 4, 2005

• Definitive Proxy Statement on Schedule 14A	Filed March 7, 2005, in connection with our 2005 annual meeting of shareholders

The documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement and until all of the securities offered pursuant to this prospectus supplement and the accompanying prospectus are sold are also incorporated by reference into this prospectus supplement.

You may request a copy of these filings at no cost by writing or telephoning us at the following address:

Investor Relations

Puget Energy, Inc.

P.O. Box 97034

Bellevue, Washington 98009-9734

(425) 454-6363

PROSPECTUS

Puget Energy, Inc.

COMMON STOCK

Puget Energy, Inc. may offer shares of common stock from time to time with an aggregate public offering price of up to $850,000,000. The specific terms and amounts of the securities will be fully described in a prospectus supplement that will accompany this prospectus. Please read both the prospectus supplement and this prospectus carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

Our common stock is listed on the New York Stock Exchange under the symbol “PSD.” On April 18, 2005 the last reported sales price of our common stock on the NYSE was $20.88 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 4, 2005.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission using a shelf registration process. Under this shelf process, we may sell our common stock in one or more offerings. This prospectus provides you with a general description of our common stock. Each time we offer common stock, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read carefully both this prospectus and any prospectus supplement together with additional information described below.

This prospectus does not contain all the information provided in the registration statement we filed with the SEC. For further information about us or our common stock, you should refer to that registration statement, which you can obtain from the SEC as described below under “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus or a prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement, as well as information we have previously filed with the SEC and incorporated by reference, is accurate as of the date on the front of those documents only. Our business, financial condition, results of operations and prospects may have changed since those dates.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. This act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these as forward-looking and provide meaningful cautionary language identifying important factors that could cause actual results to differ from the projected results. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should” or “will” or the negative of such terms or other comparable terminology. Forward-looking statements provide our current expectations or forecasts of future events.

Any or all of our forward-looking statements in this prospectus and the documents incorporated by reference herein, and in any other public statements we make may turn out to be wrong. Forward-looking statements reflect our current expectations and are inherently uncertain. Inaccurate assumptions we might make and known or unknown risks and uncertainties can affect the accuracy of our forward-looking statements. Consequently, no forward-looking statement can be guaranteed and our actual results may differ materially. Some important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include:

Risks relating to the regulated utility business (Puget Sound Energy, Inc.)

•	governmental policies and regulatory actions, including those of the Federal Energy Regulatory Commission (FERC) and the Washington Utilities and Transportation Commission (Washington Commission), with respect to allowed rates of return, financings, industry and rate structures, transmission and generation business structures within Puget Sound Energy, acquisition and disposal of assets and facilities, operation, maintenance and construction of electric generating facilities, operation of distribution and transmission facilities (gas and electric), licensing of hydroelectric operations and gas storage facilities, recovery of other capital investments, recovery of power and gas costs, recovery of regulatory assets, and present or prospective wholesale and retail competition;

•	financial difficulties of other energy companies and related events, which may affect the regulatory and legislative process in unpredictable ways and also adversely affect the availability of and access to capital and credit markets and/or impact delivery of energy to Puget Sound Energy from its suppliers;

•	wholesale market disruption, which may result in a deterioration in market liquidity, increase the risk of counterparty default, affect the regulatory and legislative process in unpredictable ways, affect wholesale energy prices and/or impede Puget Sound Energy’s ability to manage its energy portfolio risks;

•	the effect of wholesale market structures (including, but not limited to, new market design such as Grid West, a regional transmission organization, and Standard Market Design);

•	Puget Sound Energy electric or gas distribution system failure, which may impact Puget Sound Energy’s ability to adequately deliver gas supply to its customers;

•	weather, which can have a potentially serious impact on Puget Sound Energy’s revenues and its ability to procure adequate supplies of gas, fuel or purchased power to serve its customers and on the cost of procuring such supplies;

•	variable hydroelectric conditions, which can impact streamflow and Puget Sound Energy’s ability to generate electricity;

•	plant outages, which can have an adverse impact on Puget Sound Energy’s expenses as it procures adequate supplies to replace the lost energy or dispatches a more expensive resource;

•	the ability of gas or electric plant to operate as intended, which if not in proper operating condition or design could limit the capacity of the operating plant;

•	the ability to renew contracts for electric and gas supply and the price of renewal;

•	blackouts or large curtailments of transmission systems, whether Puget Sound Energy’s or others’, which can have an impact on Puget Sound Energy’s ability to deliver load to its customers;

•	the ability to restart generation following a regional transmission disruption;

•	failure of the interstate gas pipeline delivering to Puget Sound Energy’s system, which may impact Puget Sound Energy’s ability to adequately deliver gas supply to its customers;

•	the ability to relicense FERC hydroelectric projects at a cost-effective level;

•	the amount of collection, if any, of Puget Sound Energy’s receivables from the California Independent System Operator (CAISO) and other parties, and the amount of refunds found to be due from Puget Sound Energy to the CAISO or other parties;

•	industrial, commercial and residential growth and demographic patterns in the service territories of Puget Sound Energy;

•	general economic conditions in the Pacific Northwest, which might impact customer consumption or affect Puget Sound Energy’s accounts receivable; and

•	the loss of significant customers or changes in the business of significant customers, which may result in changes in demand for Puget Sound Energy’s services.

Risks relating to the non-regulated utility service business (InfrastruX Group, Inc.)

•	the ability of Puget Energy to complete a sale of its interests in InfrastruX to a third party under reasonable terms;

•	the failure of InfrastruX to service its obligations under its credit agreement, in which case Puget Energy, as guarantor, may be required to satisfy these obligations, which could have a negative impact on Puget Energy’s liquidity and access to capital;

•	the inability to generate internal growth at InfrastruX, which could be affected by, among other factors, InfrastruX’s ability to expand the range of services offered to customers, attract new customers, increase the number of projects performed for existing customers, hire and retain employees and open additional facilities;

•	the effect of competition in the industry in which InfrastruX competes, including from competitors that may have greater resources than InfrastruX, which may enable them to develop expertise, experience and resources to provide services that are superior in quality or lower in price;

•	the extent to which existing electric power and gas companies or prospective customers will continue to outsource services in the future, which may be impacted by, among other things, regional and general economic conditions in the markets InfrastruX serves;

•	delinquencies, including those associated with the financial conditions of InfrastruX’s customers;

•	the impact of any goodwill impairments on the results of operations of InfrastruX arising from its acquisitions, which could have a negative effect on the results of operations of Puget Energy;

•	the impact of adverse weather conditions that negatively affect operating conditions and results;

•	the ability to obtain adequate bonding coverage and the cost of such bonding; and

•	the perception of risk associated with InfrastruX’s business environment.

Risks relating to both the regulated and non-regulated businesses

•	the impact of acts of terrorism or similar significant events;

•	the ability of Puget Energy, Puget Sound Energy and InfrastruX to access the capital markets to support requirements for working capital, construction costs and the repayment of maturing debt;

•	capital market conditions, including changes in the availability of capital or interest rate fluctuations;

•	changes in Puget Energy’s or Puget Sound Energy’s credit ratings, which may have an adverse impact on the availability and cost of capital for Puget Energy, Puget Sound Energy and InfrastruX;

•	legal and regulatory proceedings;

•	the ability to recover changes in enacted federal, state or local tax laws through revenue in a timely manner;

•	changes in, adoption of, and compliance with laws and regulations including environmental and endangered species laws, regulations, decisions and policies concerning the environment, natural resources and fish and wildlife (including the Endangered Species Act);

•	employee workforce factors, including strikes, work stoppages, availability of qualified employees or the loss of a key executive;

•	the ability to obtain and keep patent or other intellectual property rights to generate revenue;

•	the ability to obtain adequate insurance coverage and the cost of such insurance;

•	the impacts of natural disasters such as earthquakes, hurricanes, floods, fires or landslides;

•	the impact of adverse weather conditions that negatively affect operating conditions and results;

•	the ability to maintain effective internal controls over financial reporting; and

•	the ability to maintain customers and employees.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the Securities and Exchange Commission. These SEC filings are available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

In connection with this offering, we have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933. As permitted by SEC rules, this prospectus omits certain information included in the registration statement. For a more complete understanding of the securities we may offer, you should refer to the registration statement, including its exhibits.

The SEC allows us to “incorporate by reference” into this prospectus the information we file separately with the SEC, which means we may disclose important information by referring you to those other documents. The information we incorporate by reference is considered to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents set forth below that we have filed previously with the SEC. These documents contain important information about us and our finances.

SEC Filings (File No. 1-16305)	Period/Date
• Annual Report on Form 10-K	Year ended December 31, 2004

• Current Reports on Form 8-K	Filed February 2, 2005
Filed February 9, 2005
Filed March 29, 2005
Filed April 19, 2005

• Definitive Proxy Statement on Schedule 14A	Filed March 7, 2005, in connection with our 2005 annual meeting of shareholders

The documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 and 15 of the Securities Exchange Act of 1934 after the date of this prospectus are also incorporated by reference into this prospectus.

You may request a copy of these filings at no cost by writing or telephoning us at the following address:

Investor Relations

Puget Energy, Inc.

P.O. Box 97034

Bellevue, Washington 98009-9734

(425) 454-6363

PUGET ENERGY

Puget Energy, Inc. is an energy services holding company incorporated in the State of Washington. Subject to limited exceptions, we are exempt from regulation as a public utility holding company pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of 1935. We do not own or operate any significant assets other than the stock of our direct subsidiaries, Puget Sound Energy, Inc. and InfrastruX Group, Inc. All of our operations are conducted through our principal subsidiaries, Puget Sound Energy, and InfrastruX, a holding company for businesses that provide gas and electric construction and maintenance services to the utility industry.

Puget Sound Energy is a public utility engaged in the generation, transmission, distribution and sale of electric energy and the purchase, distribution, transportation and sale of natural gas. Puget Sound Energy is the largest electric and gas utility headquartered in Washington State, serving a territory covering approximately 6,000 square miles, principally in the Puget Sound region.

At December 31, 2004, Puget Sound Energy had approximately 1,001,200 electric customers, of which approximately 47% were residential customers, 44% were commercial customers and 9% were industrial, transportation and other customers. At December 31, 2004, Puget Sound Energy had approximately 672,000 gas customers, of which approximately 63% were residential customers, 30% were commercial customers and 7% were industrial and transportation customers.

Our executive office is located at 10885 N.E. 4th Street, Bellevue, Washington 98004, and our mailing address is P.O. Box 97034, Bellevue, Washington, 98009-9734. Our telephone number is (425) 454-6363.

USE OF PROCEEDS

Unless otherwise indicated in the accompanying prospectus supplement, we expect to use the net proceeds from the sale of common stock offered hereby for general corporate purposes, including capital expenditures, investments in subsidiaries, working capital and the repayment of debt. We will describe any specific allocation of the proceeds to a particular purpose that has been made at the date of any prospectus supplement in the appropriate prospectus supplement.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue 250,000,000 shares of common stock, $0.01 par value per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

As of December 31, 2004, there were approximately 99,868,368 shares of common stock outstanding, held of record by approximately 40,400 shareholders. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Our restated articles of incorporation do not permit cumulative voting in the election of directors. Holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor, subject to preferences that may be applicable to any outstanding preferred stock. In the event of liquidation, dissolution or winding up of Puget Energy, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of common stock have no preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. All the outstanding shares of common stock are validly issued, fully paid and nonassessable.

Preferred Stock

Our board of directors has authority to issue 50,000,000 shares of preferred stock in one or more series and to fix the powers, designations, preferences and relative, participating, optional or other rights thereof, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares constituting any series, without any further vote or action by our shareholders. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock. Accordingly, preferred stock could be issued with terms that could delay or prevent a change in control of Puget Energy or make removal of management more difficult. We have no shares of preferred stock outstanding as of the date of this prospectus.

Antitakeover Effects of Charter Documents and Washington Law

Provisions of our restated articles of incorporation, our bylaws and Washington law may be deemed to have an antitakeover effect and may collectively operate to delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by our shareholders.

Preferred Stock

As noted above, our board of directors, without shareholder approval, has the authority under our restated articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult.

Election and Removal of Directors

Our board of directors is divided into three classes, each class having a three-year term that expires on a year different from the other classes. At each annual meeting of shareholders, the successors to the class of directors whose terms are expiring are elected to serve for three-year terms. This classification of the board of directors has the effect of requiring at least two annual shareholder meetings, instead of one, to replace a majority of the directors. In addition, our directors may be removed only for cause. Because this system of electing and removing directors generally makes it more difficult for shareholders to replace a majority of the board of directors, it may discourage a third party from making a tender offer or otherwise attempting to gain control of Puget Energy and may maintain the incumbency of our board of directors.

Shareholder Meetings

Our articles of incorporation provide that shareholders may not call a special meeting of the shareholders. Our board of directors, the chairman of the board, the chief executive officer and the president each may call special meetings of shareholders.

Requirements for Advance Notification of Shareholder Nominations and Proposals

Our bylaws contain advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee thereof.

Washington Law

Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. The Washington Business Corporation Act generally prohibits a “target corporation” from engaging in certain significant business transactions with an “acquiring person,” which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the time of the acquisition. Such prohibited transactions include, among other things,

•	a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•	termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; or

•	allowing the acquiring person to receive any disproportionate benefit as a shareholder.

After the five-year period, a “significant business transaction” may occur if it complies with “fair price” provisions specified in the statute. A corporation may not “opt out” of this statute. This provision may have the effect of delaying, deterring or preventing a change in control of Puget Energy.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services, LLC.

Shareholder Rights Plan

We have a shareholders rights plan pursuant to which holders of our common stock have been granted one preferred share purchase right on each outstanding share of common stock. The preferred share purchase rights are not currently exercisable and will become exercisable only upon the earlier of

•	the close of business on the tenth business day after a public announcement that a person has acquired beneficial ownership of 10% or more of our outstanding shares of common stock and

•	a date that our board of directors designates following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for outstanding shares of common stock which could result in the offeror becoming the beneficial owner of 10% or more of our outstanding shares of common stock.

Each preferred share purchase right entitles its registered holder to purchase from us one one-hundredth of a share of our Series R Participating Cumulative Preferred Stock, at a price of $65 per one one-hundredth of a preferred share, subject to certain antidilution adjustments.

If a person acquires beneficial ownership of 10% or more of our outstanding shares of common stock, the preferred share purchase rights will entitle each right holder, other than a beneficial owner of 10% or more of our outstanding shares of common stock, or any affiliate or associate of that person, to purchase, for the purchase price, the number of shares of our common stock which at the time of the transaction would have a market value of twice the purchase price.

Any preferred share purchase rights that are at any time beneficially owned by a beneficial owner of 10% or more of our outstanding shares of common stock, or any affiliate or associate of that person, will be null and void and nontransferable. Furthermore, any holder of any preferred share purchase rights who beneficially owns 10% or more than 10% of our shares of common stock, any affiliate or associate of that person, or any purported transferee or subsequent holder will be unable to exercise or transfer such person’s preferred share purchase rights.

After a person becomes the beneficial owner of 10% or more of our outstanding shares of common stock, our board of directors may elect to exchange each preferred share purchase right, other than those that have become null and void and nontransferable as described above, for shares of common stock, without payment of the purchase price. The exchange rate in this situation would be one-half the number of shares of common stock that would otherwise be issuable at that time upon the exercise of one preferred share purchase right.

Each of the following events would entitle each holder of a preferred share purchase right to purchase, for the purchase price, that number of shares of common stock of another publicly traded corporation which at the time of the event would have a market value of twice the purchase price:

•	the acquisition of Puget Energy in a merger by that publicly traded corporation;

•	a business combination between Puget Energy and that publicly traded corporation; or

•	the sale, lease, exchange or transfer of 50% or more of our assets or assets accounting for 50% or more of our net income or revenues, in one or more transactions, to that publicly traded corporation.

If any one of these events involved an entity that is not publicly traded, each holder of a preferred share purchase right would be entitled to purchase, for the purchase price and at such holder’s option:

•	that number of shares of the surviving corporation in the transaction, whether the surviving corporation is Puget Energy or the other corporation, which at the time of the transaction would have a book value of twice the purchase price;

•	that number of shares of the ultimate parent entity of the surviving corporation which at the time of the transaction would have a book value of twice the purchase price; or

•	that number of shares of common stock of the acquiring entity’s affiliate that has publicly traded shares of common stock, if any, which at the time of the transaction would have a market value of twice the purchase price.

At any time prior to any person acquiring beneficial ownership of 10% or more of our outstanding shares of common stock, our board of directors may redeem the preferred share purchase rights in whole, but not in part. The redemption price of $.01 per preferred share purchase right, subject to adjustment in certain circumstances, may be in cash, shares of common stock or other Puget Energy securities deemed by our board of directors to be at least equivalent in value.

Because of the nature of the preferred shares’ dividend, liquidation and voting rights, the value of the one one-hundredth interest in a preferred share issuable upon exercise of each preferred share purchase right should approximate the value of one common share. Customary antidilution provisions are designed to protect that relationship in the event of certain changes in the common and preferred shares.

The preferred share purchase rights have certain antitakeover effects and will cause substantial dilution to a person that attempts to acquire Puget Energy on terms not approved by our board of directors. The preferred share purchase rights should not affect any prospective offeror willing to make an all-cash offer at a full and fair price, or willing to negotiate with our board of directors. Similarly, the preferred share purchase rights will not interfere with any merger or other business combination approved by our board of directors since the board of directors may, at its option, redeem all, but not less than all, of the then outstanding preferred share purchase rights at the redemption price. The shareholder rights plan and the rights expire in December 2010.

PLAN OF DISTRIBUTION

We may sell our common stock

•	through underwriters or dealers;

•	through agents;

•	directly to purchasers; or

•	through a combination of any of these methods.

The prospectus supplement with respect to an offering will set forth the terms of the offering, including:

•	the name or names of any underwriters, dealers or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the common stock and the proceeds to us from their sale;

•	any underwriting discounts and commissions and other items constituting underwriters’ compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers;

•	any commissions paid to an agent;

•	any delayed delivery arrangements; and

•	any securities exchange on which the common stock may be listed.

Puget Energy may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third parties may use securities pledged by Puget Energy or borrowed from Puget Energy or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from Puget Energy in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or post-effective amendment).

Puget Energy or one of its affiliates may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in Puget Energy’s securities or in connection with a simultaneous offering of other securities offered by this prospectus or otherwise.

Sale Through Underwriters or Dealers

If underwriters are used in the sale, they will acquire the offered securities for their own account and may resell them on one or more occasions in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offered shares may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless otherwise set forth in the prospectus supplement relating thereto, the obligations of the underwriters to purchase the offered shares will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the offered shares if any are purchased. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell our common stock in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered shares sold for their account may be reclaimed by the syndicate if the offered shares are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered shares, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

We have engaged Cantor Fitzgerald & Co. to act as underwriter for offerings from time to time of up to 3,500,000 shares of our common stock in one or more placements in a Controlled Equity Offering “CEOSM”. Cantor will act as sales agent and/or principal with respect to these sales pursuant to the terms of a Sales Agreement between Cantor and Puget Energy dated July 10, 2003, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part. In a CEOSM, if we reach agreement with Cantor on a placement, including the number of shares of common stock to be offered in the placement and any minimum price below which sales may not be made, Cantor would agree to use its commercially reasonable efforts, consistent with its normal trading and sales practices, to try to sell such shares on such terms. As a part of a CEOSM, Cantor could make sales in privately negotiated transactions, at the market in the existing trading market for our common stock, including sales made to or through a market maker or through an electronic communications network, or in any other manner that may be deemed to be an “at the market offering” as defined in Rule 415 promulgated under the Securities Act of 1933 and/or any other method permitted by law. As of December 31, 2004, we have issued 100,600 shares of our common stock pursuant to the CEOSM program.

We have also engaged J.P. Morgan Securities Inc. (JPMS) to act as underwriter for offerings from time to time of up to an additional 3,500,000 shares of our common stock in one or more placements. JPMS will act as sales agent and/or principal with respect to these sales pursuant to the terms of a Distribution Agreement between JPMS and Puget Energy dated July 10, 2003, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part. When acting as agent, JPMS will use commercially reasonable efforts to sell the shares pursuant to the terms agreed to with us, including the number of shares to be offered in the placement and any minimum price below which sales may not be made. JPMS, in its capacity as agent or principal, could arrange for or make sales in privately negotiated transactions, at the market in the existing trading market for our common stock, including sales made to or through a market maker or through an electronic communications network, or in any other manner that may be deemed to be an “at the market offering” as defined in Rule 415 promulgated under the Securities Act and/or any other method permitted by law.

At the market offerings may not exceed 10% of the aggregate market value of our outstanding voting securities held by non-affiliates on a date within 60 days prior to the filing of the registration statement of which this prospectus is a part. Accordingly, we may not sell more than approximately $233,948,344 of our common stock in “at the market offerings” pursuant to this prospectus.

If dealers are utilized in the sale of our common stock, we will sell the offered securities to the dealers as principals. The dealers may then resell the offered securities to the public at varying prices to be determined by the dealers at the time of resale.

Direct Sales and Sales Through Agents

We may sell our common stock directly or through agents designated by us from time to time. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best-efforts basis for the period of its appointment.

We may sell our common stock directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the securities. The terms of these sales will be described in the related prospectus supplement.

Delayed Delivery Contracts

If indicated in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

Agents, dealers and underwriters may be entitled under agreements with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the agents, dealers or underwriters may be required to make in respect of liabilities under the Securities Act. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

DISCLOSURE OF COMMISSION POSITION ON

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act authorize a court to award, or a corporation’s board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933. Section 6 of our bylaws provides for indemnification of our directors and officers to the maximum extent permitted by Washington law.

Section 23B.08.320 of the Washington Business Corporation Act authorizes a corporation to limit a director’s personal liability to the corporation or its shareholders for monetary damages for conduct as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article II of our restated articles of incorporation contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director’s liability to Puget Energy and our shareholders.

Officers and directors of Puget Energy are covered by insurance (with certain exceptions and certain limitations) that indemnifies them against losses and liabilities arising from certain alleged “wrongful acts,” including alleged errors or misstatements, or certain other alleged wrongful acts or omissions constituting neglect or breach of duty.

The underwriting agreements, which are filed as exhibits to the registration statement of which this prospectus is a part, contain provisions whereby the underwriters agree to indemnify Puget Energy, its directors and certain officers and other persons, and are incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

LEGAL OPINIONS

Unless otherwise indicated in the applicable prospectus supplement, the validity of the common stock will be passed on for Puget Energy by Perkins Coie LLP, Seattle, Washington. Certain legal matters with respect to the common stock will be passed on by counsel for any underwriters, dealers or agents, each of whom will be named in the related prospectus supplement.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of Puget Energy, Inc. for the year ended December 31, 2004 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

15,000,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

October 26, 2005

LEHMAN BROTHERS